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August 27, 2013

VIA EDGAR

Robert Errett Special Counsel Office of Structured Finance Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010

Re:	Honda Auto Receivables 2012-1 Owner Trust Form 10-K for the Fiscal Year Ended March 31, 2013 Filed June 24, 2013 File No. 333-173202-03

Dear Mr. Errett:

On behalf of our client, American Honda Finance Corporation, (“AHFC”), as sponsor, administrator and servicer of Honda Auto Receivables 2012-1 Owner Trust (the “Trust”), set forth below is the response of AHFC to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by email dated August 26, 2013, relating to the Annual Report on Form 10-K for fiscal year ended March 31, 2013, filed by the Trust on June 24, 2013, File No. 333-173202-03 (the “Annual Report”).

The Staff’s comment has been repeated below, for your convenience, and is immediately followed by AHFC’s response to that comment.

Comment:

We note that paragraph four of your certification specifies that there were multiple “servicer compliance statements” from the “servicers.” We also note, however, that your Form 10-K includes only one servicer compliance statement, which is from American Honda Finance Corporation. Please confirm that for purposes of Item 1123 of Regulation AB that American Honda Finance Corporation is the only servicer. See the Instruction to Item 1123.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

August 27, 2013

Response:

In response to the Staff’s comment to paragraph four of the certification in Exhibit 31.1 of the Trust’s Annual Report for fiscal year ended March 31, 2013, AHFC respectfully confirms that for purposes of Item 1123 of Regulation AB, it is the sole servicer involved in servicing the pool assets. Further, a servicer compliance statement attributable to AHFC was filed as Exhibit 35.1 to the Trust’s Annual Report. In the Trust’s Annual Report for fiscal year ended March 31, 2012, AHFC received a servicer compliance statement from an unaffiliated servicer and the inclusion of the plural “servicer compliance statements” from the “servicers” in the Trust’s Annual Report for fiscal year ended March 31, 2013 is an inadvertent carry over from such prior Annual Report. For fiscal year ended March 31, 2013, AHFC determined that, it was able to satisfy the conditions set out in Telephone Interpretation 17.06 with respect to such unaffiliated servicer and therefore there was no need to continue to submit a separate assessment, attestation report or servicer compliance statement for such unaffiliated servicer. AHFC took responsibility for supervising and reviewing the unaffiliated servicer’s activities and performance, and included such unaffiliated servicer’s functions in its own Assessment of Compliance filed as Exhibit 33.1 to the Trust’s Annual Report. AHFC also respectfully informs the Staff that in connection with any future Form 10-K filings, AHFC will update paragraph four of the certification in Exhibit 31.1 of any trust’s Annual Report to reflect that AHFC is the sole servicer.

In connection with responding to the Staff’s comment, AHFC acknowledges the following:

•	AHFC is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	AHFC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 27, 2013

Thank you for your prompt attention to AHFC’s response to the Staff’s comment. If you or any other member of the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (212) 210-9441.

Very truly yours,

ALSTON & BIRD LLP

By:	/s/ Gary D. Roth
Gary D. Roth, A Partner

CC:	Hughes Bates, Attorney-Advisor
Paul C. Honda, American Honda Finance Corporation